PEAK FINTECH GROUP INC.

TO:	Autorité des marchés financiers

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, Johnson Joseph, President and Chief Executive Officer of Peak Fintech Group Inc. (the "Company"), hereby confirm that the Company is changing its name to "Tenet Fintech Group Inc." (English version) and "Groupe Tenet Fintech Inc." (French version) on November 1, 2021.

DATED this 27th day of October 2021.

(s)Johnson Joseph
Johnson Joseph

President and Chief Executive Officer